

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 8, 2008

Mr. Wesley Tate, Chief Financial Officer
HST Global Inc.
1325 Airmotive #175
Reno, Nevada 89502

Re: NT Holding Corp.
        Form 10-K/A#1 for the Fiscal Year Ended December 31, 2007
        Filed October 6, 2006
        File No. 0-15303

Dear Mr. Tate:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A#1 filed October 6, 2008

1.   In a full amended filing including financial statements, provide signatures of your current chief executive and financial officers. Please note that although you are filing an amendment to a previously filed Form 10-K, the amended is treated as a current filing and therefore must be signed by your current officers.

2.   We have considered your response to our prior comment in our letter of July 18, 2008. Please provide revised certifications worded exactly as required under Item 601(b)(31) of Regulation S-K, signed by your current chief executive and financial officers. These certifications should omit the title of the signer in the opening line of certification. Also, the top line should be titled only "Certifications". Please contact us at the number below if you have any questions.

3.   Your amended filing has omitted the certifications required by Section 906 of the Sarbanes-Oxley Act of 2002, as described in Item 601(b)(32) of Regulation S-K. Please furnish this certification as an exhibit in your amended filing, signed by both your current principal executive and accounting officers.

4.   Submit your response to these comments as correspondence on the EDGAR system, including a statement from the company requested in our letter of July 18, 2008 acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief